File No. 70-9813

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

POST-EFFECTIVE

AMENDMENT NO. 2

TO

FORM U-1

APPLICATION-DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

AGL RESOURCES INC.

Ten Peachtree Place, NE

Atlanta, Georgia 30309

GLOBAL ENERGY RESOURCE INSURANCE CORPORATION

Romasco Place

Wickhams Cay 1, P.O. Box 3140

Road Town, Tortola

British Virgin Islands

---------------------------------------------------------------------------------

(Names of company or companies filing this statement

and addresses of principal executive offices)

 Paul R. Shlanta, Senior Vice President and General Counsel

AGL RESOURCES INC.

Ten Peachtree Place, NE

Atlanta, Georgia 30309

 --------------------------------------------------------------------------------

(Name and address of agent for service)

The Commission is also requested to send copies

of any communication in connection with this matter to:

Markian M. W. Melnyk LeBoeuf, Lamb, Greene & MacRae, L.L.P. 1875 Connecticut Ave., N.W. Washington, D.C. 20009-5728 Telephone: (202) 986-8212 Facsimile: (202) 986-8102

Post-effective amendment no. 1 in this file is hereby amended and restated in its entirety.

Item 1. Description of Proposed Transaction

AGL Resources Inc. ("AGLR"), a Georgia corporation and a holding company registered under the Public Utility Holding Company Act of 1935 ("Act"), and its wholly-owned subsidiary, Global Energy Resource Insurance Corporation ("GERIC"), file this post-effective amendment to seek an expansion of the authorization granted to AGLR under a prior Commission order.  By order dated April 13, 2001, Holding Co. Act Release No. 27378 ("Captive Order"), the Commission authorized AGLR to organize a subsidiary to engage in activities associated with a captive insurance company.  In accordance with the order, AGLR formed GERIC which commenced to provide insurance services to AGLR and its subsidiaries (the "AGLR System") on May 1, 2001.  This post-effective amendment seeks authorization for GERIC to provide finite insurance program services to the AGLR System as described in more detail below and authorization for GERIC to retain additional risk associated with the AGLR System's self-insured retention.

The AGLR System maintains insurance for automobile and general liability exposures, directors and officers liability, "all risk" property coverage, workers compensation liability and other risks.  In addition, the AGLR System companies may provide wrap-up construction insurance coverage to nonaffiliated construction contractors working for the AGLR System.  The AGLR System currently maintains a self-insured retention with respect to its insured risks of up to $1 million (except with respect to automobile liability and terrorism insurance where the self-insured retention is $2 million and $5 million, respectively) and purchases insurance to cover risks over and above that amount.

The Captive Order authorized AGLR to organize a captive insurance company that would underwrite a certain portion of the insurance purchased by the AGLR System.  In particular, GERIC, the captive insurance company that AGLR formed, would underwrite coverage for the AGLR System over the system's self-insured retention and above a layer of traditional insurance and then transfer the risks to third-party reinsurance companies.  GERIC also could retain a small amount of risk not to exceed $1 million for each type of insurance coverage (the "GERIC Retained Risk Limit").

The Captive Order noted that GERIC was authorized to operate as an insurance company in the British Virgin Islands.  Initially, GERIC would focus on providing insurance coverage for automobile; general liability; risk property; boiler and machinery; directors and officers; crime; fiduciary; and workers compensation.  The Captive Order noted that, in the future, GERIC may seek to underwrite additional types of insurance and retain a small amount of risk that for each additional type of insurance would not exceed $1 million.  GERIC may underwrite additional types of insurance only when:  (1) a reinsurer is ceded 100% of the underwritten risk; (2) the insurance is related to an authorized or permitted AGLR System business activity; (3) direct placement of reinsurance by GERIC would be reasonably expected to save the AGLR System a portion of the risk premium it would otherwise have paid; and (4) normal deductible amounts are retained by the AGLR System companies and where GERIC can obtain, as appropriate, excess or stop-loss coverage.

GERIC seeks to target its underwriting activity on the portions of the AGLR System's liability program where the greatest cost savings are possible.  Presently, GERIC provides excess coverage for all automobile, general liability, risk property, boiler and machinery, directors and officers, and fiduciary that is placed above the AGLR System's self-insured retention and above a layer of traditional coverage that is maintained by AGLR for the benefit of the AGLR System.  GERIC reinsures all of the risks that it underwrites with reinsurance companies, except with respect to coverage for property crime where it also covers the $500,000 AGLR System deductible.  GERIC intends to begin providing construction wrap-up insurance soon.

Applicants now propose that GERIC would offer the AGLR System a finite insurance program that would provide coverage for the layer of risk currently covered by traditional (i.e., retail) insurance carriers that resides between the self-insured retention and the risk reinsured by GERIC with reinsurance companies.  This intermediate layer of insurance coverage extends generally from the $1,000,000 self-insured retention level to the $10,000,000 level.  Because this lower level of coverage is more likely to be accessed by a claim than coverage positioned in higher layers, it is responsible for a significant percentage of the AGLR System's current premium costs.

Under the finite insurance program the AGLR System companies would use premium dollars that would ordinarily be used to acquire traditional insurance coverage for the intermediate risk layer to fund a reserve that would instead cover losses related to intermediate risks (i.e., the risk above the self-insured retention and below the reinsured risk).  For example, the AGLR System's premiums for intermediate risk layer coverage are expected to be approximately $2.5 million per year, including the construction wrap-up program that GERIC intends to initiate in October, 2003.  The finite program would be administered by GERIC.  After collecting the AGLR System's finite premium payments, GERIC would invest the payments in reserves consisting of U.S. Treasury securities and other securities permitted by Section 9(c) of the Act and Rule 40.  The balance of the premium payments (less GERIC's at-cost administrative expenses) not invested in reserves, would be used to purchase third-party provided coverage for any loss that could not be covered by the reserve maintained by GERIC.  As the reserve accumulates over several years, the third party coverage would be expected to become less expensive.  In addition, when the reserve reaches an amount adequate to cover anticipated losses, the reserve funding commitment from the AGLR System companies can be reduced with commensurate premium savings.

The finite program would not increase the risk of an uncovered loss since amounts held by GERIC in reserve would be invested in secure assets and available to fund claims.  Uncovered losses also would be avoided because third party provided coverage would be in place to the extent GERIC's reserves were not fully funded at the time of a loss.  Reinsurance would continue to be maintained to cover liabilities that would exceed the intermediate layer of liability coverage that would be provided by the combination of GERIC's reserves and the third party coverage.  The finite program would provide the opportunity to further reduce the AGLR System's insurance costs because once GERIC's reserves have been fully funded, subsequent contributions by the AGLR System companies can be substantially reduced to a level adequate to maintain the reserves at a fully funded level and to obtain reinstatement coverage that would step in to provide protection if the reserves were exhausted.

The third-party coverage would be provided by a reinsurance company or through the acquisition of a capital markets product that is entered into on an exchange or with an investment-grade counterparty.  Applicants request that the Commission reserve jurisdiction with respect to the use of capital markets products to provide third-party coverage until the record has been supplemented with additional detail about the nature of the product.  GERIC will establish reserves consistent with the insurance regulations of the British Virgin Islands and sound actuarial practices.1  As stated in the Captive Order, GERIC will not be operated to generate profits beyond what is necessary to maintain adequate reserves.  To the extent that premiums and interest earned on the reserves exceed current claims and expenses, GERIC will accumulate reserves that will allow it to cover claims in years when claims and expenses exceed premiums.  To the extent that losses are lower than projected, GERIC will correspondingly lower premiums and thus return excess capital to AGLR System companies.

GERIC's current captive insurance program has been effective in managing the AGLR System's insurance costs.  As shown in the certificate of notification under Rule 24, filed on April 1, 2003, GERIC’s operations for the period May 1, 2001 to May 31, 2002 have resulted in first year premium savings for the System of $386,751.  For the period June 1, 2002 through May 31, 2003, GERIC contributed benefits to the AGLR System by making possible the avoidance of a portion of the increase in insurance premiums that followed the terrorist attack of September 11, 2001, and other events.  As this experience demonstrates, by providing the AGLR System with the flexibility to access the insurance markets independent of traditional insurers, GERIC serves a valuable function that, although not readily quantifiable, can be a significant factor in managing insurance costs.

Similarly, the proposed finite program is projected to produce savings for the AGLR System companies.  GERIC has compared the AGLR System premium costs for the intermediate risk layer (losses of $1 million to $10 million) over four years with the costs associated with funding the captive insurance program.  Projected losses over this same period also were analyzed.  GERIC's analysis concludes that the finite insurance program could provide savings of several million dollars.2

A British Virgin Islands management company has been retained to provide administrative services to GERIC.  AGL Services Company ("AGSC") employees are directors and principal officers of GERIC and they oversee the performance of the administrative activities by the management company.  The administrative functions directed by AGSC through the management company include:  (1) accounting and reporting activities; (2) legal, actuarial, banking and audit services; (3) negotiating reinsurance contracts, policy terms and conditions; (4) invoicing and making payments, and; (5) managing regulatory affairs.  The existing AGSC claim staff performs the claims adjusting function.  It is not anticipated that managing the finite program would require additional staff or materially increase the administrative costs associated with GERIC's operations.  All goods and services provided by AGSC to GERIC would be provided in accordance with Section 13 of the Act and any applicable rules thereunder and costs incurred by GERIC would be recovered in premiums charged to the AGLR System companies.

Applicants propose that in addition to the authorization requested for the finite program, that the Commission increase the GERIC Retained Risk Limit from $1 million to $5 million.  In some lines of insurance the AGLR System has increased, or expects that it may increase, its self-insured retention.  For example, in the automobile liability line of coverage the AGLR System's self-insured retention is now $2 million.  Increasing the self-insured retention helps the AGLR System to manage its insurance costs and to adjust limits in response to inflation.  An increase in the GERIC Retained Risk Limit would allow GERIC to retain the risk associated with the self-insured retention of the AGLR System (in effect, insuring the AGLR System's deductible) beyond the current $1 million limit.  GERIC will maintain appropriate reserves to cover any risk of loss that it retains under an increased GERIC Retained Risk Limit.

GERIC will continue to be bound by the condition in the Captive Order that it may underwrite additional types of insurance only when:  (1) a reinsurer is ceded 100% of the underwritten risk; (2) the insurance is related to an authorized or permitted AGLR System business activity; (3) direct placement of reinsurance by GERIC would be reasonably expected to save the AGLR System a portion of the risk premium it would otherwise have paid; and (4) normal deductible amounts are retained by the AGLR System companies and where GERIC can obtain, as appropriate, excess or stop-loss coverage.

As provided in the Capitve Order, AGLR’s Annual Report on Form U5S will include GERIC's financial statements.  In addition, AGLR will file a certificate of notification on a semi-annual basis describing the following:

1)

a summary for the reporting period of each AGLR System company’s premium payments to GERIC as compared to aggregate loss experience organized by line of insurance coverage provided by GERIC;

2)

an analysis by AGLR System company of claims paid by GERIC during the period on behalf of the AGLR System company to include lead-in and end-of-period insurance reserve balances;

3)

a listing of increases and decreases to premiums paid by each AGLR System company to GERIC during the period;

4)

until the third anniversary of the Commission's order authorizing this application, a statement of actual savings achieved by the AGLR System as a result of GERIC’s operations during the period; and

5)

a copy of GERIC’s income statement and balance sheet, including any notes thereto.

Accordingly, Applicants seek an order of this Commission, supplemental to the Captive Order, authorizing Applicants to engage in the finite insurance program, including the acquisition of third-party coverage, and authorizing an increase in the GERIC Retained Risk Limit to $5 million, all as described herein.

Item 2.   Fees, Commissions and Expenses

The fees, commissions and expenses incurred or to be incurred in connection with this Application are estimated not to exceed $18,000.  AGL Services Company is a wholly owned subsidiary of AGLR and has performed certain services in connection with this application that were provided at cost.

Item 3.   Applicable Statutory Provisions.

Under Section 9(a) of the Act, it is unlawful for a registered holding company or subsidiary thereof to acquire an interest in a business unless the acquisition has been authorized by the Commission under Section 10 of the Act.  The Captive Order authorized AGLR to form GERIC and to engage in the insurance activities described therein.  In this application GERIC seeks to expand the scope of its authorized business and, accordingly, seeks supplemental authorization under Sections 9 and 10 of the Act.

The Commission has previously authorized registered holding companies to organize and fund captive insurance companies and to engage in the insurance business for the benefit of associate companies.  In the matter of Columbia Insurance Corporation, Ltd.,  Holding Co. Act Release No. 27051 (July 23, 1999), the Commission authorized the Columbia Energy Group to expand the reinsurance activities of its existing captive insurer and to provide additional financial support to the captive in an aggregate amount of up to $50 million.  In that matter, Columbia’s captive insurer was authorized to assume predictable risks related to the businesses of the Columbia group of companies in lines of insurance similar to the types of insurance proposed to be underwritten by AGLR’s proposed captive insurance company.  Specifically, Columbia’s captive insurance company was permitted to engage in reinsurance activities where: (1) a primary insurer underwrites the risk; (2) the insurance relates to a permitted business activity engaged in by a member of the Columbia group; (3) where captive reinsurance would reasonably be expected to save the Columbia group a portion of the risk premium it would otherwise have paid; and (4) where the captive can obtain, as appropriate, excess or stop-loss coverage.  Under the authorization granted by the Commission, Columbia’s captive insurance company assumed various risks itself in addition to reinsuring those risks with third-party reinsurers.

By order dated October 31, 2002, Holding Co. Act Release No. 27589, the Commission gave Columbia Insurance Corporation, Ltd. ("CICL") additional authorization to (1) underwrite the risks of affiliated companies directly (i.e., fronting), (2) underwrite directly corporate deductible or self-insured reimbursement risk, and (3) provide controlled unrelated third-party business risk coverage in situations where providing this coverage would directly or indirectly benefit associated companies.  GERIC's captive insurance activities as currently conducted, and as proposed to be conducted pursuant to the finite insurance program, are fully within the Columbia precedent.  The finite insurance program would not subject the AGLR System companies to increased risks and it offers the potential for significant savings that would accrue to the benefit of AGLR's investors and the customers of the AGLR public utility subsidiary companies.  Consequently, the proposed expansion of GERIC's activities are consistent with the interests of consumers, investors and the public interest generally.  For these reasons, the Commission should authorize the proposed transaction.

AGLR does not own or operate, nor is it an equity participant in any Exempt Wholesale Generator or Foreign Utility Company and will not be a company that owns, operates or has an equity participation in an Exempt Wholesale Generator or Foreign Utility Company as a result of the approvals requested herein.  AGLR does not have any rights, nor will it have any rights or obligations under a service, sales or construction contract with an Exempt Wholesale Generator or Foreign Utility Company as a result of the proposed transactions.

Item 4.   Regulatory Approval.

No state or federal approval other than the authorization of this Commission is required to enter into the proposed transactions.

Item 5.   Procedure.

The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable.  Applicants request that the Commission’s order approving this Application be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission’s order and the date on which the order is to become effective.  Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission’s decision and/or order, unless the Division opposes the matters proposed herein.

Item 6.   Exhibits and Financial Statements.

Exhibits

A-1	Opinion of Counsel (previously filed).
A-2	Past Tense Opinion of Counsel (to be filed under Rule 24).
B	Proposed Form of Notice. (previously filed).
C	Current and Proposed GERIC Insurance Programs (confidential treatment requested).
D	Analysis of Projected Savings and Costs Associated with the Finite Program (confidential treatment requested).

Financial Statements

FS-1	GERIC Balance Sheet and Income Statement as of and for the year ended December 31, 2002 (confidential treatment requested).

Item 7.   Information as to Environmental Effects.

The transaction will not involve major federal action significantly affecting the quality of the human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq. (“NEPA”). First, no major federal action within the meaning of NEPA is involved.  Second, consummation of the transaction will not result in changes in the operations of AGLR or its subsidiaries that would have any significant impact on the environment.  To the Applicants’ knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application to be signed on their behalf by the undersigned thereunto duly authorized.

Date: August 21, 2003

AGL RESOURCES INC.

GLOBAL ENERGY RESOURCE INSURANCE CORPORATION

 /s/ Paul R. Shlanta

Paul R. Shlanta

Senior Vice President &

General Counsel

AGL Resources Inc.,

President

Global Energy Resource Insurance Corporation

Footnotes

1 It is expected that premium payments would be sufficient to establish and maintain the necessary reserves.  If, however, additional capital is required, AGLR may provide capital to GERIC through equity and or debt purchases exempt under Rule 52, or guarantees, letters of credit or other forms of credit support authorized by Commission order.   AGL Resources Inc., Holding Co. Act Release No. 27243 (October 5, 2000).

2 See Exhibit D, hereto, submitted under a request for confidential treatment.

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